April 25, 2005


Mail Stop 0409

      VIA U.S. MAIL AND FAX (248) 645-2154

Joel Schwartz
Chief Financial Officer
Uniprop Manufactured Housing Communities Income Fund II
280 Daines Street
Birmingham, MI  48009

Re:	Uniprop Manufactured Housing Communities Income Fund II
	Form 10-K for the year ended December 31, 2004
      File No. 0-16701

Dear Mr. Schwartz:

      We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

1. We note that the certification filed as Exhibit 31.1 to your Form
10-K was not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E. of SEC Release
No. 33-8238.  Accordingly, please file an amendment to your Form
10-K
that includes the entire filing together with the certification of your current CEO/CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.



*    *    *    *



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
824-
5574 or me, at (202) 942-2813 if you have questions.



						Sincerely,



Daniel Gordon
Accounting Branch Chief


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Uniprop Manufactured Housing Communities Income Fund II
April 25, 2005


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